

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2025

Bin Xue
Chief Executive Officer
WEBUY GLOBAL LTD
35 Tampines Street 92
Singapore 528880

      Re: WEBUY GLOBAL LTD
           Registration Statement on Form F-3
           Filed May 27, 2025
           File No. 333-287585

Dear Bin Xue:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Rebekah Reed at 202-551-5332 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Trade & Services

cc: Jason Ye